Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: _____________

Date: April 22, 2008

Apr 21, 2008

Frontier Pacific responds to Eldorado Gold’s Unsolicited Offer

Vancouver, British Columbia – April 21, 2008:  Frontier Pacific Mining Corporation (TSX-V:FRP) today announced that late in the afternoon on Friday April 18, 2008 it received an unsolicited proposal from Eldorado Gold Corporation for a business combination of Eldorado and Frontier Pacific. Under the proposal Eldorado proposed to acquire all of the outstanding shares of Frontier Pacific, other that those already owned by Eldorado, for consideration of Cdn.$0.90 per share, comprised of 0.1220 of a common share of Eldorado and Cdn.$0.0001 cash. The proposal letter stated Eldorado’s intention to announce the terms of the proposal prior to the opening of North American financial markets on Monday April 21, 2008. The letter also stipulated a response time of 5:00 pm on Sunday April 20, 2008.

On Saturday morning April 19, 2008 Frontier Pacific received the resignation of Jonathan Goodman as a director of Frontier Pacific. On Monday morning April 21, 2008 Eldorado announced the terms of the proposal to the North American financial markets.

The board of Frontier Pacific met throughout the weekend with its legal and financial advisors, Blake, Cassels & Graydon LLP and Thomas Weisel Partners. Early in the afternoon on Sunday April 20, 2008 the Frontier Pacific board delivered a response letter to Eldorado in which the board advised Eldorado that the proposal of $0.90 per share does not represent fair value to the Frontier Pacific shareholders, considering the inherent value of the Perama Hill project as well as the value of Frontier Pacific’s other assets.

The overall economics of the Perama Hill project are extremely compelling and are not reflected in the proposed price of $0.90 per share. The board’s internal view of the value of Perama Hill has been validated by outside financing sources. For example, to date Frontier Pacific has received five proposals from recognized international financial institutions to provide debt financing for the project. All of the proposals have been on very favourable terms and several of them contemplate 100% debt financing with no hedging requirement.

The Frontier Pacific board also considered the status of the permitting of the Perama Hill project. Based on reports from the Greek House of Parliament and Frontier Pacific’s own information from meetings with government officials in Athens, the issuance of the permits is tantalizingly close, hopefully within the next 90 to 120 days. The board expects that Eldorado has conducted extensive due diligence on the status of the permitting, and the imminent approval of the permits is a strong motivation for the timing of this coercive and opportunistic offer.

Frontier Pacific made it clear to Eldorado that it is open to a business combination of Frontier Pacific and Eldorado at a fair price. Frontier Pacific’s offer to immediately commence discussions was rebuffed by Eldorado. Frontier Pacific’s second largest shareholder, Dr. Stewart Blusson, who owns approximately 14 percent of the issued and outstanding shares, does not support this unsolicited offer.

The Frontier Pacific board of directors has commenced a process to maximize shareholder value, including soliciting competing offers to the Eldorado proposal. Updates regarding the status of the process will follow when appropriate.

On Behalf of the Board of Directors,

FRONTIER PACIFIC MINING CORPORATION

“Peter F. Tegart”

Peter F. Tegart, P. Geo.,

President & CEO

The TSX Venture Exchange (the “Exchange”) has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release. The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This news release may contain forward-looking statements that are based on Frontier Pacific expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law. This news release is not intended for dissemination in the United States of America.